Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

May 4, 2005

Total First Quarter 2005 results: strong performance

•	+50% to 2.92 billion for adjusted net income in euros
•	+54% to 4.90 € for adjusted earnings per share in euros
•	+57% to 3.83 billion for adjusted net income expressed in dollars
•	+62% to 6.42 $ for adjusted earnings per share expressed in dollars

•	Results expressed in dollars1-2

	First quarter 2005

Adjusted net income[3]	3.83	B$	+57%

	6.42	$/share	+62%

Net income	4.21	B$	+61%

•	Results in euros[2]

	First quarter 2005

Adjusted net income[3]	2.92	B€	+50%

	4.90	€/share	+54%

Net income	3.21	B€	+53%

[1]	dollar amounts represent euro accounts converted at the average €/$ exchange rate for the period (1.3113 $/€ in the first quarter 2005 and 1.2497 $/€ in the first quarter 2004)
[2]	percent changes are relative to first quarter 2004
[3]	adjusted net income = net income using replacement cost, adjusted for special items and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Paris, May 4, 2005 – The Board of Directors, chaired by CEO Thierry Desmarest, met on May 3, 2005 to review the first quarter 2005 results.

Commenting on the results, Thierry Desmarest said :

« The first quarter 2005 market environment was very favorable for the oil industry. Against a backdrop of persistently strong demand for oil and tension over production capacity, oil prices rose again to record levels while refining margins remained high. At the same time, the positive trend observed at the end of 2004 in the Chemicals segment continued in petrochemicals, as well as for Arkema.

In this context, Total’s adjusted net income increased by 50% to 2,919 million euros from 1,946 million euros in the first quarter 2004.
Adjusted earnings per share rose to 4.90 euros, an increase of 54% compared to the first quarter 2004. Expressed in dollars, the increase is 62%, which is the highest percentage increase among the majors.

This performance shows that the Group is able to benefit fully from the high oil price environment in the Upstream as well as from the productivity programs that have strengthened the Downstream and Chemicals. Furthermore, in terms of return on average capital employed, Total’s performance is the best in the industry.

For the Upstream segment, the start of the year has been highlighted by significant progress in the negotiation for major projects, notably in Yemen and Qatar, and by the approval of the plan to launch the development of the giant Akpo field in Nigeria. Total is actively pursuing its growth strategy, and our investments expressed in dollars increased by 14% in the first quarter 2005 compared to the first quarter 2005.»

•	Total – consolidated accounts[4]

Starting in the first quarter 2005, results for the Group, including data for prior periods, are presented in accordance with IFRS rules.

in millions of euros	1Q05	1Q04%

Sales	31,739	26,975	+18%

Adjusted operating income from business segments	5,456	3,576	+53%

• Upstream	4,010	2,823	+42%
• Downstream	891	553	+61%
• Chemicals	555	200	+178%

Adjusted net operating income from business segments	2,877	1,966	+46%

Net income*	3,208	2,090	+53%

Adjusted net income	2,919	1,946	+50%

Adjusted earnings per share (euros)	4.90	3.18	+54%

Investments	1,784	1,637	+9%

Divestments at selling price	213	182	+17%

Cash flow from operating activities	4,037	4,109	-2%

*	Group share
[4]	adjusted income (adjusted operating income, adjusted net operating income, adjusted net income) are defined as income using replacement cost, adjusted for special items and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

•	Number of shares

in millions	1Q05	1Q04%

Fully-diluted weighted-average shares	596.1	612.7	-3%

•	Market environment

	1Q05	1Q04%

€/$	1.31	1.25	-5%*
Brent ($/b)	47.6	32.0	+49%
European refining margins TRCV ($/t)	31.7	21.6	+47%

*	change in the dollar versus the euro

•	Adjustments to operating income from business segments

in millions of euros	1Q05	1Q04

Impact of special items on operating income	—	—

• Restructuring charges	—	—
• Impairments	—	—
• Other	—	—

Difference of FIFO vs. replacement cost	722	248

Total adjustments affecting operating income from business segments	722	248

•	Adjustments to net income (Group share)

in millions of euros	1Q05	1Q04

Impact of special items on net income	(125)	(17)

• Equity share of special items recorded by Sanofi-Aventis	(42)	—
• Gain/(loss) on asset sales	—	—
• Restructuring charges and early retirements plans	(83)	(17)
• Impairments	—	—
• Other	—	—

Adjustment related to the Sanofi-Aventis merger *
(share of amortization of intangible assets)	(82)	—

After-tax difference of FIFO vs. replacement cost	496	161

Total adjustments affecting net income	289	144

*	based on 13% participation by Total in Sanofi-Aventis at March 31, 2005

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

•	First quarter 2005 results

> Operating income

The oil market environment for the first quarter 2005 was marked by sharply higher oil prices and stronger refining margins compared to the first quarter 2004. The average Brent price increased by 49% to 47.6 $/b. The TRCV European refining margin indicator averaged 31.7 $/t, an increase of 47% compared to the first quarter last year.
In addition, petrochemical margins continued to increase, reaching an average level higher than that of the first and fourth quarters in 2004.

The impact of the improvement in the oil market and chemicals environment was slightly offset by the 5% decline in the value of the dollar relative to the euro.

In this context, the adjusted operating income from business segments increased by 53% to 5,456 million euros (M€) from 3,576 M€ in the first quarter 2004.

Adjusted net operating income from business segments increased by 46% to 2,877 M€ from 1,966 M€ in the first quarter 2004. The lower percentage increase, relative to the increase in operating income, is due primarily to a higher effective tax rate in the first quarter 2005.

> Net income

Special items had a net negative impact of 125 M€ in the first quarter 2005 and 17 M€ in the first quarter 2004. They are made up mainly of restructuring charges in the Chemicals segment.

Included in the first quarter 2005 equity income from affiliates is a net negative accounting impact of 82 M€ for the Total’s equity share of amortization of intangible assets related to the Sanofi-Aventis merger.

Adjusted net income, which excludes an after-tax inventory valuation effect of 496 M€ in the first quarter 2005 and 161 M€ in the first quarter 2004, increased by 50% to 2,919 M€ from 1,946 M€ in the first quarter 2004.

During the first quarter 2005, the Group bought back 4.87 million of its shares for 847 M€. The number of weighted-average shares at March 31, 2005 is 594.9 million compared to 597.7 million at December 31, 2004.

Adjusted earnings per share based on 596.1 million fully-diluted weighted-average shares, increased by 54% to 4.90 euros from 3.18 euros in the first quarter 2004. Earnings per share increased at a higher rate than adjusted net income due to the accretive effect of the share buybacks.

Net income rose to 3,208 M€ from 2,090 M€ in the first quarter 2004.

> Cash flow

Cash flow from operating activities was 4,037 M€, a decrease of 2% compared to the first quarter 2004.

Investments were 1,784 M€ in the first quarter 2005 compared to 1,637 M€ in the same quarter last year.

Divestments in the first quarter 2005 were 213 M€.

Net cash flow5 was 2,466 M€, or approximately 3.2 B$, compared to 2,654 M€ in the first quarter 2004.

The net-debt-to-equity ratio was 23.9% at March 31, 2005 compared to 30.7% at December 31, 2004 and 24.1% at March 31, 2004.

[5]	net cash flow = cash flow from operating activities + divestments - investments

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

•	Upstream

> Results

in millions of euros	1Q05	1Q04%

Adjusted operating income*	4,010	2,823	+42%

Adjusted net operating income*	1,808	1,399	+29%

Investments	1,363	1,214	+12%

Divestments at selling price	128	99	+29%

Cash flow from operating activities	2,188	2,332	-6%

*	adjustment detail included in business segment information

Adjusted operating income from the Upstream segment increased by 42% to 4,010 M€ in the first quarter 2005 from 2,823 M€ in the first quarter 2004.
The Upstream segment benefited from higher hydrocarbon prices, more so for liquids than for gas, and from an above average ratio of sales to liquids production.

Adjusted net operating income from the Upstream rose to 1,808 M€ in the first quarter 2005, an increase of 29%.
This increase, which is a smaller percentage increase than for the adjusted operating income is due mainly to a higher effective tax rate in the first quarter 2005 than in the same quarter last year.

> Production

Hydrocarbon production	1Q05	1Q04%

Combined production (kboe/d)	2,562	2,633	-3%

• Liquids (kb/d)	1,657	1,723	-4%
• Gas (Mcfd)	4,945	4,951	—

Hydrocarbon production was 2,562 thousand barrels per day (kboe/d) in the first quarter 2005 versus 2,633 kboe/d in the first quarter 2004, a decrease of 2.7%.

The decrease is due essentially to the negative impact of higher prices in the first quarter 2005 versus the first quarter 2004 on entitlement volumes from production sharing and buy-back contracts (« price effect »),
In addition, production shut-downs in the Gulf of Mexico following Hurricane Ivan, affected first quarter 2005 volumes. The main facilities restarted production progressively from the end of March 2005.

Excluding these impacts, production increased slightly, with growth from Libya, Indonesia, Angola, Nigeria, Venezuela and Qatar being largely offset by lower production in the North Sea.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

> Liquids and gas price realizations[6]

Liquids and gas price*	1Q05	1Q04%

Average liquids price ($/b)	44.1	31.0	+42%

Average gas price ($/Mbtu)	4.40	3.70	+19%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts

The average realized price for liquids reflects a smaller increase than for the Brent price primarily because of the wider light-heavy differential in pricing various grades of crude. The increase in the average realized gas price is due notaby to higher European gas prices.

> Recent highlights

First quarter 2005 exploration successes included an extension of the Usan discovery in Nigeria (Total-operated, 20%), securing a 49% interest in Block 4 of Plataforma Deltana in Venezuela7, and the acquisition of new exploration acreage, two deep-offshore blocks in Australia and two blocks in Mauritania.
More recently, Total added a new exploration block in Cameroon.

The first quarter 2005 highlights also included the start-up of the Grand Angostura field (Total 30%) offshore Trinidad and Tobago and the launching of the development of the Forvie North field (Total 100%) in the UK North Sea.

Following the preemption process related to the sale of the BG stake in the North Caspian permit, Total signed an agreement to sell a 1.85% interest to KazMunaGas, the national oil company of the Republic of Kazakhstan. Once this sale is complete, Total will hold an 18.5 percent interest in the permit.

In upstream LNG, significant progress was made on Yemen LNG (Total 42.9%) with the signing of three LNG sales agreements covering almost all of the production capacity and the launching of calls for tenders on the development of the project. On Qatargas II, Total signed an agreement to acquire 16.7% of train 2 in the project and a purchase agreement for up to 5.2 million tons per year of LNG over 25 years.

In midstream LNG, the Hazira LNG regasification terminal (Total 26%) in India started commercial operations in April 2005.

On May 2, 2005, Total announced the launching of the development of the offshore Nigerian Akpo field (Total-operated 24%). First production from Akpo is expected at end-2008 with a plateau rate of 225 kboe/d, consisting of about 80% of condensates.

[6]	average realized oil and gas prices will be posted on the Total web site (Finance-Main Indicators) around the middle of the month following the end of each quarter.
[7]	subject to approval by authorities

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

•	Downstream

> Results

in millions euros	1Q05	1Q04%

Adjusted operating income*	891	553	+61%

Adjusted net operating income*	678	425	+60%

Investments	217	240	-10%

Divestments at selling price	45	43	+5%

Cash flow from operating activities	1,689	1,724	-2%

*	adjustment detail included in business segment information

Adjusted operating income from the Downstream segment increased by 61% to 891 M€ from 553 M€ in the first quarter 2004.

The Downstream segment benefited from a favorable refining environment. Relative to the first quarter of last year, refining margins were driven sharply higher in early 2005 by a combination of strong product demand, for distillates in Europe and for gasoline in the US, plus the wider light-heavy crude price differential. The favorable impact of this trend was not fully reflected by the 47% increase in the TRCV margin indicator.
Downstream results also benefited from the improved operational performance of the refineries and from the positive effects of productivity programs.

Adjusted net operating income from the Downstream increased by 60% to 678 M€ in the first quarter 2005 from 425 M€ in the first quarter 2004.

> Refinery throughput

Refinery throughput (kb/d)	1Q05	1Q04%

Total refinery throughput*	2,626	2,493	+5%

• France	1,049	1,034	+1%
• Rest of Europe*	1,252	1,181	+6%
• Rest of world	325	278	+17%

*	includes equity share in Cepsa

Thanks to the strong operational performance of the refineries, throughput (crude and cracker feedstocks) reached a new record level of 2,626 kb/d in the first quarter 2005. The refining utilization rate based on crude input rose to 95% from 92% in the first quarter 2004. A period of major turnarounds began at the end of the first quarter 2005 that will involve Grandpuits and Milford Haven refineries as well as partial turnarounds for the Normandy and Antwerp refineries.

> Recent highlights

Total reached an agreement with the Chinese authorities to form a joint venture with Sinochem for the creation of a network of 200 service stations in northern China, where the two companies are already partners in the Dalian refinery.

Beginning in April 2005, Total began selling new high-performance fuels (gasoline and diesel) : TOTAL EXCELLIUM. Initially marketed in nearly 300 stations, they will be distributed throughout the Total network by the end of 2005.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

•	Chemicals

> Results

in millions euros	1Q05	1Q04%

Sales	5,518	4,673		+18%

• Base chemicals & polymers	2,587	1,922		+35%
• Specialties	1,568	1,466		+7%
• Arkema	1,360	1,278		+6%
• Corporate Chemicals	3	7		—

Adjusted operating income*	555	200		+178%

• Base chemicals & polymers	352	69		x5,1
• Specialties	116	119		-3%
• Arkema	89	11		x8,1
• Corporate Chemicals	(2)	1		ns

Adjusted net operating income*	391	142		+175%

Investments	158	172		-8%

Divestments at selling price	22	19		+16%

Cash flow from operating activities	82	(72)	**	ns

*	adjustment detail included in business segment information
**	includes disbursements related to the Toulouse-AZF reserve of 130 M€

Sales for the Chemicals segment increased by 18% to 5,518 M€ from 4,673 M€ in the first quarter 2004.

Adjusted operating income increased sharply to 555 M€ in the first quarter 2005 from 200 M€ in the first quarter 2004.

This performance was due mainly to the strong increase in base chemicals which benefited from the rebound in petrochemical margins that began in the second half of 2004.
Specialties continued to perform well.

Arkema’s results increased sharply mainly due to improved market conditions and to the positive effects of self-help programs that are underway. In the chlorochemicals business unit, Arkema announced a restructuring program at the beginning of the year.

Adjusted net operating income from the Chemicals segment increased to 391 M€ in the first quarter 2005 from 142 M€ in the first quarter 2004.

> Recent highlights

Samsung Total Petrochemicals launched a project to debottleneck the aromatics plant in Daesan, South Korea which is expected to increase capacity by about 25%.

In April 2005, the project to build an ethane cracker at Ras Laffan in Qatar was launched. Total Petrochemicals holds a 22% net interest in this project through Qatofin subsidiary.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

•	Summary and outlook

The return on average capital employed (ROACE8) for Total for the period April 1, 2004 to March 31, 2005 was 26%. Profitability increased in all business segments.
The return on equity for the same period was 33%.

The investment program is proceeding according to plan with the priority being Upstream growth as well as increased expenditures for refining.

Total bought back 1.45 million of its shares for 261 M€ in April 2005, raising the total bought back since the beginning of the year to slightly more than 1% of the share capital.

Since the beginning of the second quarter 2005, the oil market environment has remained favorable with high oil prices and refining margins. Despite compression in petrochemical margins, the Chemicals segment continues to benefit from a relatively favorable environment.

◆   ◆   ◆

To listen to the conference call with CFO Robert Castaigne and financial analysts today at 15:00 (Paris time), please call +44 (0)20 7162 9919 from Europe or +1 954 334 0340 from the US or access the call through company web site www.total.com. For a replay, please dial +44 (0)20 7031 4064 from Europe or 1 954 334 03 42 (access code: 658 039) from the US.

The March 31, 2005 notes to the consolidated accounts are available on the Total web site (www.total.com). The interim accounts have been the subject of a limited review by the company’s auditors. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.

The business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are monitored at the Group level and excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
In accordance with IAS 2, the Group values inventories of crude oil and petroleum products in the financial statements in accordance with the FIFO (First in, First out) method and other inventories using the weighted-average cost method. However, in the note setting forth information by business segment, the Group continues to present the results for the Downstream segment according to the replacement cost method and those of the Chemicals segment according to the LIFO (Last in, First out) method in order to ensure the comparability of the Group’s results with those of its main competitors, notably from North America. The inventory valuation effect is the difference between the results according to the FIFO method and the results according to the replacement cost or LIFO method.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

[8]	ROACE = adjusted net operating income divided by the average capital employed using replacement cost

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Operating information by segment
First quarter 2005

•	Upstream

Combined production by region (kboe/d)	1Q05	1Q04%

Europe	830	891	-7%
Africa	804	796	+1%
North America	37	65	-43%
Far East	256	244	+5%
Middle East	394	419	-6%
South America	232	210	+10%
Rest of world	9	8	+13%

Total	2,562	2,633	-3%

Liquids production by region (kb/d)	1Q05	1Q04%

Europe	415	448	-7%
Africa	720	723	—
North America	6	16	-63%
Far East	30	32	-6%
Middle East	339	362	-6%
South America	139	134	+4%
Rest of world	8	8	—

Total	1,657	1,723	-4%

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Gas production by region (Mcfd)	1Q05	1Q04%

Europe	2,258	2,413	-6%
Africa	450	391	+15%
North America	165	259	-36%
Far East	1,257	1,179	+7%
Middle East	296	302	-2%
South America	517	407	+27%
Rest of world	2	—	ns

Total	4,945	4,951	—

•	Downstream

Refined product sales by region (kb/d)*	1Q05	1Q04%

Europe	2,858	2,794	+2%
Africa	318	280	+14%
United States	591	580	+2%
Rest of world	223	188	+19%

Total	3,990	3,842	+4%

*	includes equity share in Cepsa and trading